Room 4561
						February 10, 2006



Mr. Robert J. Doris
Chairman of the Board and Chief Executive Officer
Sonic Solutions
101 Rowland Way, Suite 110
Novato, CA 94945

Re:	Sonic Solutions
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
	Form 8-K Filed May 17, 2005 and August 16, 2005
	File No. 000-23190


Dear Mr. Doris:

      We have reviewed your response to our comment letter dated January 20, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Notes to Consolidated Financial Statements

Note 10 - Roxio CSD Acquisition, page 82
1. We note your response to prior comment number 1. Please describe in greater detail the consideration you gave to the differences between the rights and rewards of ownership versus those of a licensee. For example, tell us how you considered the transferability of the tradename, an owner`s potential use of the tradename as security for financing, license exclusivity and/or sublicense provisions that are different from ownership, and your intended exploitation as the owner of the tradename which may differ from what others are willing to pay. We also note that you selected nine arrangements which were "generally" comparable. Please tell us about any non-comparable elements and explain how you considered these non-comparable elements in your analysis.

Form 8-K Filed May 17, 2005 and August 16, 2005
2. We note your response to prior comment number 3 and we do not believe that your current disclosures include substantive information that addresses the concerns raised in that comment. Specifically, we believe that additional disclosures will be necessary to meet the disclosure burden imposed by Question 8 of the FAQ given the nature of your furnished information. Further, we believe that the additional disclosures should be robust and specific. Please respond by providing us with proposed disclosures that fully address the concerns raised in prior comment number 3 in the event that you intend to present non-GAAP information in the future. We may have further comment.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Robert J. Doris
Sonic Solutions
February 10, 2006
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